Experts in Fresh

MARSH®

Supermarkets, Inc.
2004 Annual Report



Marsh has put the wo




MEAT
SMOKED MEATS • PORK • POULTRY
SERVICE MEAT







Taking stock of who we are...

If you look in the NASDAQ stock market listing, you'll find Marsh under the symbols MARSA and MARSB. But if you look more closely into who we are, you'll find that those letters of the alphabet truly don't come close to defining us.

Since 1931, Marsh Supermarkets, Inc. has grown to meet the constant evolution of the consumer and then pioneered ways to enhance their lifestyles. To many, the words quality, service, value and fresh are clichés. To us, they are benchmarks. Ways to measure our success and our worth. As one of the largest regional grocery chains in America, we operate 67 Marsh® stores, 37 LoBill® Foods stores, 9 O'Malia's® Food Markets, 164 Village Pantry® convenience stores and 1 Savin*$℠ store throughout Indiana and western Ohio. The Company also operates other enterprises including Crystal Food Services℠ which provides upscale catering, cafeteria management, office coffee, vending and concessions; Primo Banquet Catering and Conference Centers; Floral Fashions®; McNamara® Florists and Enflora®, Flowers for Business.

But the number of companies, services and stores mean nothing if the customer is not our number one priority. And that has been our focus from that first store on West Jackson Street in Muncie, Indiana, to our bold new "Lifestyle" format, fit for a new century. Much has changed except for our diligence to remain the best store in town. And that defines the Marsh Difference.

SUPER” in supermarket!



Marsh Supermarkets, Inc.

A Letter from the Chairman



With a merchandising emphasis that can best be described as a celebration of food, "FRESH" has been Marsh Supermarkets' brand promise for over a decade. FRESH produce, FRESH meat, FRESH deli, FRESH flowers and the FRESH IDEA card have been key identifiers of our Company. Now, Marsh Supermarkets is reinforcing its brand image with our new campaign, "EXPERTS IN FRESH."

Across all of our divisions, Marsh is known for FRESH food. The supermarket division distinguishes Marsh, LoBill Foods and O'Malia's Food Markets from other food retailers with its focus on FRESH, high quality food, superior service and a wide selection of products. Each brand delivers on this promise in its own unique way.

Village Pantry promises to provide "FAST, FRESH AND FRIENDLY" service to its convenience store customers. McNamara Florist delivers only the FRESHEST flowers and Crystal Food Services guarantees a FRESH food experience for every dining occasion.

By setting ourselves apart from the competition with unsurpassed FRESH products, we have been able to report positive financial results. Net income was $3.0 million for Fiscal 2004, and earnings per diluted share were $0.38. In both our third and fourth quarters, operating income exceeded last year.

Several strategic initiatives and innovations have and will continue to contribute to our continued success. In Fiscal 2004, we opened our new Marsh "Lifestyle" supermarket. I believe this store is revolutionary in its concept. The design process started by identifying customer needs. This meant breaking with the traditional concept of category management and grouping products together by customer solutions. For example, cake mixes and ingredients are sold in the same section as freshly prepared, decorated cakes and pastries. Upon entry into the store, a customer is greeted with our FRESH assortment of flowers and produce, demonstration stations and a gourmet coffee bar. Around the center is what can best be described as a village of solution-driven shops including deli, bakery, meat, seafood, pharmacy, wine and the pantry, etc. The concept cannot be adequately described in words. You need to visit the store to understand, as the concept breaks all the traditional design and layout rules. We are pleased with the resulting functional layout and ambience.

FRESH merchandising and promotions strengthen our position in the supermarkets. A good example is our refresh program in which products are repositioned by purchasing pattern, giving our customers a new dimension in convenience.

The speed of new item introductions has been increased in order to offer our customers FRESH alternatives as soon as they are available. Additionally, private label penetration improved over last year as our customers recognize the quality and comparability to the national brands.

Our convenience stores are focusing on maintaining in-stock positions on critical items. A FRESH supply of inventory on all key items ensures that we don't miss a sale opportunity. During the fourth quarter, Village Pantry changed its primary supplier and initiated its in-stock program. The result was stronger comparable store sales and improved gross profit. Fuel pricing was another focus during the past year. Even with the volatility of gasoline prices, we are pleased with the increase in comparable gallons sold while maintaining fuel margins ahead of last year.

McNamara Florist renewed its emphasis on FRESH flowers and inventory management. McNamara sources much of its product direct from the grower, eliminating steps and time from the distribution chain. This means fresher and longer lasting flowers for our customers.

During the year, McNamara opened one new store and is merchandising its marketplace concept inside three additional supermarkets. The new store is in a free standing building with our new Trios restaurant offering quick serve, casual dining, operated by Crystal Food Services. The combined units use the flower shop as a design and visual display element, creating a unique and synergistic ambience for the restaurant. I am pleased by our customers' reactions to this new concept.

Crystal Food Services had an outstanding year — the best in its history. In addition to providing event catering, cafeteria management, vending and fresh roasted coffee, Crystal's central kitchen is providing food for our troops, and is taking their FRESH food experience to a new level by developing products for sale to other food providers. Crystal's attention to detail and commitment to execution are second to none in our region.

As a Company, we are constantly striving for FRESH IDEAS, from new trends and tactics to more efficient operations. We are striving to be the best. The only way to succeed in today's business world is to adapt and change, and change rapidly. We will remain FRESH in everything we do, and we are fostering a culture that accepts change easily and willingly.

Throughout Fiscal 2004, the entire Company continued its efforts on streamlining its operations, reducing selling, general and administrative expense, and enhancing gross profit.

I am pleased with the results of our cost savings initiatives of the past year, and I am confident that we will continue to find opportunities for further improvement.

FRESH perspectives on asset management contributed to the Company's improved cash flow. Our focus on FRESH inventory resulted in lower inventory levels, improved inventory turns, and increased accounts payable leverage. The increase in net cash provided by operating activities, along with lower cash capital expenditures, enabled the Company to reduce debt by $26.5 million. The Company purchased and subsequently retired $16.8 million of its 8 7/8% senior subordinated notes, and reduced its outstanding balance on the revolving credit agreement. The lower debt balance and lower interest rates reduced interest expense by $4.2 million in Fiscal 2004.

As we move into Fiscal 2005, new challenges await. While the competitive landscape in terms of new store development has slowed compared to prior years, several new stores are still expected to open in our market area. We are accustomed to incoming competition, and we are strategically prepared. We plan to further differentiate ourselves from the competition by emphasizing our core values of FRESH high-quality food, service, value and innovation.

We plan to continue our growth through new stores and remodels. Our plans include one new "Lifestyle" store, one conventional supermarket, two new concept supermarkets called Arthur's, one LoBill Foods and the conversion of two supermarkets to a LoBill Foods format.

Fiscal 2004 was a challenge for our market area. Central Indiana continued to be plagued by the effects of a poor economy and significant job losses. This difficult economy affected our customers, our employees, and our families. I am pleased with the resolve of our employees in striving for operational efficiencies which reduced our selling, general and administrative expenses this past year. During the year, our employees put forth their best efforts. Their dedication makes our Company successful. I thank all of them for their hard work. It is their commitment and dedication that will make Fiscal 2005 even better.

Don E. Marsh
Chairman of the Board and
Chief Executive Officer


BRONCO BOB'S
SMOKED
BACON
CHIPOTLE
Ditkas
Real
Steak Sauce
SMITH&
WOLLENSKY
STEAK
SAUCE
BEEF
Worcestershire
Sauce

Four unique formats...One distinct purpose designed for our customers.





Walk into each of our four grocery store formats and you will gain a unique perspective on the lifestyles we strive to accommodate. Marsh Supermarkets set the standard for mainstream grocery shopping. But our innovative approach to quality, freshness and store design means we're anything but mainstream. Well known as "Experts in Fresh℠," no other store compares to our freshness, quality and variety. Marsh chooses ranchers who raise and hand select only the highest grades of grain fed, preservative free, Black Angus beef. We are just as demanding in other areas as well. From our fruits and vegetables to our unrelenting produce inspectors, we continue to be industry leaders, and because of that, we have created quite a following.

LoBill Foods stores are a more conventional size store with a no frills approach and "rock bottom low prices" in grocery, meat and produce. Perfect for the budget-minded customer who doesn't want to sacrifice quality. The O'Malia's Food Markets have discerning customers who rely on them for hard-to-find specialty products and seek the finest meats in the area. Unique labels and service can always be found at O'Malia's. The format for Savin*$ is a self-service store with a limited assortment true to its name by offering the lowest possible prices.

Experts in Fresh is a single vision.
Simply stated, "you can't fake fresh!"




Olive Oil
Organic
Arbequina
OLIVE
OIL
LUCINI
COLAVITA
AGED WHITE
WINE VINEGAR
CARDINI'S
BALSAMIC
VINAIGRETTE
DRESSING

Marsh and fresh.
Synonyms for industry leadership.

It has long been our philosophy at Marsh that "freshness" isn't a buzzword but a watchword. You can't fake fresh. That's why all our policies, practices and standards have become a part of our culture. We set those standards and pass our core values on to every new employee so that our way of thinking becomes their way of thinking. It works. You can see it throughout our deli cases. You can taste it with every meat, cheese or seafood tray you order. The belief that "fresh is king" starts with our buyers, is enforced by our inspectors in the warehouse and is finally proven by our customers' loyalty. Nothing has a higher priority at Marsh than the flavor of our fruit, the aroma of our baked goods and the tenderness of our steaks. We are "Experts in Fresh." At Marsh that is not just three words, it is a single vision.



Value in every purchase...
exceptional flavor in every bite.


LOUIS JACOT
2001
WHITE WINE
2002
PRODUCT OF ITALY
Appellation

Around the world is just around the Corner.


Matzo Ball Mix
Cornichons
Rotessa
Red Cabbage
OZEKI
SAKE
DRY

Every nook and cranny of our stores are filled with international delights from nearly every region and province of the globe. Whether it's wine and cheese or coffees and teas, we've researched and selected some of the most intriguing labels ever to grace your pantry. But just as compelling as the international brands is the discovery of products grown by our neighbors and friends in the markets we serve. We have them both. Across the ocean or across the state. And under our own private label, we also deliver top tier quality at surprisingly low prices. Value in every purchase, flavor in every bite. Even our Pharmacy and Health and Beauty departments are focused on providing a breadth of popular name brands and private label preferences at value prices.


RASPBERRY




Marsh
KONA
CHAI
TWININGS
EARL GREY
TEA



The best food and the best service have proven to be a popular recipe.



As the premier caterer in Indiana and the 18th largest food service company in the country, Crystal Food Services is doing something right. That something is the food and the service. Everything else is secondary. This dedication and focus is seen in all our service areas from banquet facilities, catering and corporate cafeteria management to vending, office coffee and food production at our own Central Kitchen. We now have our own coffee roasting facility so we can perfect and customize the flavors of our coffees to our customers tastes. Southern Heritage Coffee Company serves customers in 46 states. It's just another example of Crystal Food Services living up to its name. Whether it's a formal breakfast, a buffet, a light lunch or an elaborate gala, Crystal can provide menu planning and event coordination right down to sweeping up and shutting off the lights. Some of the area's higher profile events and venues include the races at the Indianapolis Motor Speedway, the Indianapolis Zoo, the NCAA Hall of Champions and the RCA Tennis Championships, all rely on Crystal. And for good reason. The food and the service. Everything else is secondary.






method



Flowers add interest and brighten our lives.

Our strength in flowers continues to grow along with our market share. With four distinct brands, Marsh continues to gain floral customers. Our upscale retail florist, McNamara, is well respected and is steadily building a strong reputation of unmatched quality and service. It continues to be one of the top 20 FTD Florists in the United States and Canada. In corporate circles, Enflora, Flowers for Business, is our brand that truly means business. Floral Fashions operates boutiques within our supermarkets and is the perfect blend of convenience and value. McNamara Marketplace addresses the self-service environments such as hospitals, gift stores and bookstores while also operating inside O'Malia's Food Markets. From individual, fresh cut flowers and spectacular arrangements to gifts and planters, Marsh Supermarkets is able to provide those who love flowers a diverse selection of options. The future looks rather sunny indeed.





We know the
ins and outs
of convenience.



No one works harder to make things fresh, fast & friendly for our customers.

At Village Pantry, it's all about convenience, which means it's all about our customers. That's one reason we have over 164 locations. We go out of our way so you don't have to go out of yours. We carry the things to get you on your way fast without foregoing quality. Our donuts are made fresh daily and our private blends of Bean Brothers coffee are ground fresh by our very own roasters. Our fresh deli sandwiches are also made the very day you order them. Of course, the fuel for your other tank is provided by Marathon®, a name America has come to trust. Nothing escapes our philosophy of fast, fresh and friendly. At Village Pantry, you might say we know the ins and outs of convenience.




bean brothers
village pantry


FIJI
smartwater sport
DANNON
ICE MOUNTAIN


ORANGINA
Propel
Snapple
SoBe



We believe giving back to the community is a wonderful way to move it forward.

From our very inception, Marsh has always believed the best reason to give to a "cause"...is just because. Just because we are part of the community. Just because it's the right thing to do. Just because we can. Our support of many diversified programs and charitable events enables us to give back to communities of loyal customers. It's part of our responsibility. It's being a good neighbor. Over the years, Marsh has supported hundreds of causes that have, in turn, positively touched thousands of lives. From education and health programs to arts and cultural endeavors. We believe in helping in very tangible and meaningful ways. So whether you see our name supporting a large sports team or a program for a small child, one thing is sure, you'll know that we are not standing on the sidelines, we're standing behind the community.




NACKS
BANANAS
$.59
Everyday at
MARSH



Table of Contents

FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts and number of stores)

	2004	2003	2002
Total revenues	$1,653,915	$1,655,735	$1,642,599
Income from continuing operations	3,037	406	11,541
Diluted earnings per share from continuing operations	$.38	$.05	$1.31
Dividends declared per share	.52	.46	.44
Total assets	$542,405	$549,322	$583,230
Long-term liabilities	245,074	267,981	284,380
Shareholders' equity	128,276	127,809	140,797
Book value per share	$16.14	$16.08	$17.66
Number of shares outstanding at year end	7,948	7,947	7,972
Income from continuing operations as a percentage of:			
Sales and other revenues	.2%	n/m	.7%
Average shareholders' equity	2.4%	.3%	8.3%
Stores open at year-end:			
Supermarkets	114	112	109
Convenience stores	164	167	191

n/m = not meaningful

Marsh® Supermarkets, Inc. was founded in 1931 with one store in Muncie, Indiana. In 1953, the Company went public with 16 stores. Today, it is a leading regional food retailer headquartered in Indianapolis, Indiana. The Company operates 67 Marsh® Supermarkets, 37 LoBill® Foods, 9 O'Malia's® Food Markets, 164 Village Pantry® convenience stores, and 1 Savin*$℠ store, all in Indiana and Ohio, Crystal Food Services℠, a specialist in catering, office coffee, coffee roasting, business cafeteria management, vending and concessions, Primo Banquet Catering and Conference Centers, Floral Fashions®, and McNamara® Florist and Enflora® Flowers for Business.



The 14,300 Marsh employees serve approximately two million customers each week.

SELECTED FINANCIAL DATA

(in thousands, except per share amounts)

As of and for the year ended	March 27, 2004	March 29, 2003	March 30, 2002	March 31, 2001	April 1, 2000
Total revenues	$1,653,915	$1,655,735	$1,642,599	$1,545,903	$1,423,736
Income from continuing operations before income taxes	5,556	1,544	17,613	15,795	15,480
Income from continuing operations	3,037	406	11,541	10,646	10,459
Discontinued operation:					
Income (loss), net of tax	–	–	(859)	1,290	1,807
Gain (loss) on disposal, net of tax	–	(354)	2,726	–	–
Net income	$ 3,037	$ 52	$ 13,408	$ 11,936	$ 12,266
Basic earnings per common share:					
Continuing operations	$ .38	$ .05	$1.45	$1.30	$1.25
Discontinued operation	–	–	(.11)	.16	.22
Disposal of discontinued operation	–	(.04)	.34	–	–
Net income	$ .38	$ .01	$1.68	$1.46	$1.47
Diluted earnings per common share:					
Continuing operations	$ .38	$ .05	$1.31	$1.20	$1.16
Discontinued operation	–	–	(.09)	.13	.18
Disposal of discontinued operation	–	(.04)	.29	–	–
Net income	$ .38	$ .01	$1.51	$1.33	$1.34
Dividends declared per share	$.52	$.46	$.44	$.44	$.44
Total assets	$542,405	$549,322	$583,230	$577,814	$567,005
Long-term liabilities	245,074	267,981	284,380	276,848	244,590
Total shareholders' equity	128,276	127,809	140,797	138,276	132,912

General

At March 27, 2004, Marsh Supermarkets, Inc. (the "Company" or "Marsh") operated through wholly-owned subsidiaries, 114 supermarkets under the Marsh, LoBill Foods, O'Malia Food Markets and Savin*$ banners, and 164 Village Pantry convenience stores in central Indiana and western Ohio. Marsh also owns and operates Crystal Food Services, which provides upscale catering, vending, concession, coffee roasting and distribution, and business cafeteria management services; and McNamara, which operates six upscale retail floral shops under the name McNamara and one business florist under the name Enflora.

Business Overview

Revenues from supermarket operations represented 80.1% of total revenues for 2004, while convenience stores and food services contributed 15.6% and 3.3% of revenues, respectively. Revenues for 2003 from supermarkets, convenience stores and foodservices were 81.0%, 14.8% and 2.9%, respectively, of revenues. Data from various non-affiliated sources reported Marsh Supermarkets' market share at #1 or #2 in its marketing area as of February 2004.

Market Trends

The Company's efforts to increase revenues have been affected primarily by competitive store openings and remodels and the challenging local economy. The rate of competitive store openings has slowed during the current year; at March 27, 2004, there were 7 major competitors' stores opened or remodeled within the last 12 months, compared to 17 at March 2003 and 21 at March 2002. The Company believes that the number of competitors' new store openings has peaked. However the Company believes that new competitive stores will continue to be opened in the Company's market. Employment in the Indianapolis metropolitan area increased 1.0% from March 2003 to March 2004.

The Company's ability to increase gross profit rates has been hindered by competitive pricing and promotional activity for the past several quarters. However, the Company's promotional spending, including double coupon value, special offers, trips and prizes, for the year ended March 27, 2004, was significantly lower than the year earlier. Future levels of promotional spending will be dictated primarily by competitive pressures.

Management Focus

Given the continued pressures on revenues and gross profit rates, the Company's management has focused on merchandising plans, expense reduction, asset management and cash flow.

The Company believes it is differentiated from its competitors by marketing and merchandising. Two new "lifestyle" supermarkets were opened in the last half of fiscal year 2004, with one store in a new market. Product placement and presentation in the new stores is dramatically different from both the Company's traditional supermarkets and competitor's stores. The new lifestyle stores are designed to complement the Company's emphasis on the fresh departments, which include meat, deli, bakery and produce, and also to better align category placement to customer shopping patterns. While it is too early to predict the success of the new format, customer acceptance, in the short term, has been good. The Company expects to take the new format to other select sites outside its current marketing area.

In January 2003, management identified a number of potential cost improvement initiatives that the Company pursued during its third and fourth quarters of fiscal year 2003 and continuing into fiscal year 2004. Those initiatives included seeking greater efficiencies in store labor scheduling, changes to employee medical benefits plans, lowering interest expense by replacing fixed rate debt with lower variable rate debt, and improvements in warehousing and delivery logistics. The initiatives completed to date have partially offset other increases in selling, general and administrative expenses.

Results of Operations

The following table sets forth certain income statement components, expressed as a percentage of sales and other revenues, and the percentage change in such components:

	Percentage of Revenues Year Ended			Percentage Change	
	March 27, 2004	March 29, 2003	March 30, 2002	2004 vs. 2003	2003 vs. 2002
Total revenues	100.0%	100.0%	100.0%	(0.1)%	0.8%
Gross profit	30.1	29.7	30.4	1.0	(1.2)
Selling, general and administrative	27.1	26.9	26.5	0.8	2.2
Depreciation	1.5	1.5	1.4	2.2	6.9
Operating income	1.4	1.4	2.4	4.5	(43.6)
Interest	1.2	1.4	1.4	(18.1)	3.3
Other non-operating income	(0.1)	(0.1)	–	(55.9)	n/m
Income from continuing operations before income taxes	0.3	0.1	1.1	259.8	(91.2)
Income taxes	0.2	0.1	0.4	121.4	(81.3)
Income from continuing operations	0.2	–	0.7	n/m	(96.5)

n/m = not meaningful

Total Revenues

Consolidated total revenues were $1,653.9 million in 2004, compared to $1,655.7 million in 2003. Fuel sales were $122.5 million in 2004 compared to $107.8 million in 2003. Consolidated total revenues excluding fuel sales were $1,531.4 million for 2004, compared to $1,547.9 million in 2003. The Company excludes fuel sales from its analysis of revenues and comparable store sales and believes it is useful information for others because fuel prices fluctuate widely and frequently. Sales in comparable supermarkets and convenience stores declined 1.4% in 2004 from 2003. Sales in comparable supermarkets and convenience stores excluding fuel sales declined 2.5% in 2004 from 2003. A store is included in comparable stores beginning in the four-week period after the store has been in operation a full year. Replacement stores and format conversions are included in the comparable store sales calculation. Competitors' new store openings and continued high levels of competitive promotional activity combined with a weak economy continue to adversely affect comparable store sales.

Consolidated total revenues included gains from sales of property of $3.0 million and $8.2 million for 2004 and 2003, respectively. Although results may vary from period to period, future real estate gains are not expected to equal or exceed historical levels due to the limited real estate holdings available for sale in the normal course of business, which could materially adversely affect the Company's results of operations.

Consolidated total revenues were $1,655.7 million in 2003 compared to $1,642.6 million in 2002. Fuel sales were $107.8 million in 2003 compared to $127.7 million in 2002. Consolidated total revenues excluding fuel sales were $1,547.9 million in 2003 compared to $1,514.9 million in 2002. Comparable store sales excluding fuel sales declined 3.1% in 2003. Increased competitive square footage and promotions, a weak economy and food deflation contributed to the decline in same store sales.

A reconciliation of total revenues to total revenues excluding fuel, and to comparable store merchandise sales for supermarkets and convenience stores is shown below:

	2004	2003
Total Revenues	$1,653,915	$1,655,735
Less fuel sales	122,518	107,831
Total Revenue excluding fuel	1,531,397	1,547,904
Less non-comparable sales	124,897	105,405
Comparable store merchandise sales	$1,406,500	$1,442,499

Gross Profit

Gross profit is calculated net of promotional expenses, and warehousing and transportation costs, excluding depreciation. Gross profit as a percentage of revenues may not be comparable to other supermarket retailers as purchasing personnel costs and advertising expenses are not included in the calculation.

In 2003, the Company changed its accounting policy with respect to slotting allowances and similar consideration received from vendors. As more fully discussed in NOTE 2 – RECENT ACCOUNTING PRONOUNCEMENTS, the Company had previously recognized certain vendor allowances when the Company had fulfilled its obligations under the related contract. Effective January 1, 2003, the Company now includes those allowances as a reduction in inventory value. Adoption of this policy resulted in a decrease in gross profit of $5.6 million for fiscal year 2003.

Consolidated gross profit was 30.1% of total revenues in 2004 compared to 29.7% in 2003. Consolidated gross profit excluding fuel was 31.9% in 2004 and 31.2% in 2003. The lower gross profit rate in 2003 was primarily attributable to the change in accounting for vendor consideration.

In 2003, consolidated gross profit was 29.7% of total revenues compared to 30.4% in 2002. Consolidated gross profit excluding fuel was 31.2% in 2003 compared to 31.5% in 2002. The lower gross profit rate in 2003 was primarily attributable to the change in accounting for vendor consideration.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses include store expenses, administrative and corporate expenses, advertising and purchasing personnel costs.

In 2004, consolidated SG&A expenses were 27.1% of consolidated sales and other revenues compared to 26.9% in 2003. The increase, as a percentage of consolidated total revenues, was primarily attributable to higher building and equipment rent and repairs, advertising, store opening costs and credit card fees. Excluding supermarket format conversions, wages in stores open both years decreased 3.8% in 2004 from 2003 due to improved labor scheduling utilizing store specific labor profiles.

In 2003, consolidated SG&A expenses were 26.9% of consolidated sales and other revenues compared to 26.5% in 2002. The increase, as a percentage of consolidated total revenues, was primarily attributable to higher medical benefits costs, building and equipment rent and repairs, workers compensation and credit card fees, partially offset by lower wage costs. Excluding supermarket format conversions, wages in stores open both years decreased 4.3% in 2003 from 2002 due to continued efforts to improve labor efficiency.

During the fourth quarter of 2003, the Company announced a reorganization in headquarters staff, the discontinuance of its home delivery service and the closing of a LoBill supermarket. As a result of the headquarters staff reorganization, the Company recorded a $1.1 million charge against earnings in 2003.

Depreciation

Depreciation expense was $25.0 million, $24.5 million and $22.9 million in 2004, 2003, and 2002, respectively. Expressed as a percentage of revenues, depreciation expense was 1.5% in both 2004 and 2003, and 1.4% in 2002.

Interest

Interest expense was $19.1 million in 2004, $23.3 million in 2003, and $22.5 million in 2002. As a percentage of revenues, interest expense was 1.2% in 2004 and 1.4% in both 2003 and 2002. The decline in expense for 2004 resulted from repurchases of some of the Company's 8 7/8% senior subordinated notes in 2004 and 2003 and retirement of the Company's 7% convertible notes in 2003.

Other Non-operating Income

In 2004, the Company purchased $16.8 million of its outstanding 8 7/8% senior subordinated notes on the open market at discounts to face value resulting in gains of $1.0 million, net of pro-rata debt issuance costs. In 2003, the Company repurchased $30.5 million of its 8 7/8% senior subordinated notes resulting in gains of $2.2 million, net of pro-rata debt issuance costs.

Income Taxes

The effective income tax rate was 45.3% for 2004, 73.7% for 2003, and 34.5% for 2002. The increase in the effective rate for 2004 and 2003 over 2002 was due primarily to decreased deductions and the decline in pretax income.

Capital Expenditures

Capital expenditures and major capital projects completed during the last three years consisted of:

	2004	2003	2002
Capital expenditures (millions)	$26.5	$48.7	$66.0
Supermarkets			
New/acquired stores	4	3	13
Closed stores	1	1	2
Major remodels/expansions	1	3	2
Format conversions	1	1	6
Convenience stores			
New/acquired stores	–	–	7
Closed stores	3	22	10

In 2004, the Company constructed two new supermarkets, acquired two supermarkets, remodeled one supermarket, began the remodel of one supermarket, and converted one Marsh store to the LoBill format.

In 2005, the Company plans to open two new Marsh supermarkets and one new LoBill Foods, convert two supermarkets to the LoBill format, remodel two supermarkets and construct two new smaller format supermarkets. The cost of these projects and other capital commitments is estimated to be $60 million. Of this amount, the Company plans to fund approximately $27 million through sale/leasebacks or build to suit arrangements, $13 million through equipment leasing and believes it can finance the balance with internally generated funds.

The Company's plans with respect to store construction, expansion, conversion and remodeling are subject to known and unknown risks and uncertainties and may be revised in light of changing conditions, such as competitive influences, its ability to successfully negotiate site acquisitions or leases, zoning limitations and other governmental regulations. The timing of projects is subject to normal construction and other delays. It is possible that projects described above may not commence, others may be added, a portion of planned expenditures with respect to projects commenced during the current fiscal year may carry over to the subsequent fiscal year, and that the Company may use other financing arrangements.

Liquidity and Capital Resources

Net cash provided by operating activities during 2004 was $43.7 million, compared to $38.4 million in 2003. During 2004, working capital decreased $6.9 million. In 2004, inventories decreased $3.5 million and accounts payable increased $8.7 million, both due to greater management focus. Recoverable income taxes increased $5.4 million.

For 2004, investing activities consisted primarily of $26.5 million in expenditures for acquisition of property, equipment and land for expansion. The Company's capital requirements are traditionally financed through long-term borrowings and lease financings, including capital and operating leases, and internally generated funds. The Company anticipates continued access to such financing sources.

The Company's long-term debt and capital lease obligations, net of current maturities, were $202.3 million at March 27, 2004, compared to $227.2 million at March 29, 2003. During 2004, the Company repurchased $16.8 million of its 8 7/8% senior subordinated notes, and during 2003, the Company retired $19.9 million of its 7% convertible debentures and repurchased $30.5 million of its 8 7/8% senior subordinated notes. At March 27, 2004, 83% of the long-term debt and capital lease obligations were at fixed rates of interest with a 9.4% weighted-average rate, and 17% were at variable rates of interest with a 4.0% weighted average rate.

In October 2003, the Company's revolving credit facility was amended with the effect of a) decreasing permitted borrowings to $82.5 million from $95.0 million, b) increasing the carrying cost of land and buildings securing the facility to $70.1 million from $49.6 million, and c) modifying the measures of certain financial covenants.

In August 2003, the Company elected not to renew a bank commitment for short-term borrowings of up to $3.0 million.

Long-term contractual obligations (in millions) as of March 27, 2004:

		Payments due by period			
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt, including current maturities	$176.8	$ 2.4	$ 43.1	$109.4	$ 21.9
Capital leases	60.5	4.4	8.9	8.7	38.5
Operating leases	275.4	34.5	58.1	41.6	141.2
Purchase obligations	34.2	12.0	22.2	–	–
Total	$546.9	$53.3	$132.3	$159.7	$201.6

Assuming no change in the amount or interest rates of the Company's long-term debt, the approximate payments for interest on long-term debt will be $14.5 million in 2005 declining each year to $13.0 million in 2009.

Repurchase of Common Shares

In July 1994, the Board of Directors announced a plan for the repurchase of its Class A Common Stock and/or Class B Common Stock. The amount originally authorized has been subsequently amended, most recently to $18.0 million.

Repurchases during 2004 were as follows:

		Class A shares		Class B shares	
Begin	End	Number	Average price	Number	Average price
09/01/03	09/30/03	–	–	100	11.15
10/01/03	10/31/03	11,400	11.14	500	11.09
11/01/03	11/30/03	3,749	10.65	100	11.11
12/01/03	12/31/03	200	10.93	100	10.86
01/01/04	01/31/04	4,600	12.46	–	–
02/01/04	02/29/04	200	13.70	–	–
03/01/04	03/31/04	100	13.24	600	12.54
Total		20,249	11.38	1,400	11.70

All of the share purchases in 2004 were made under the plan. At March 27, 2004, the maximum amount that may yet be purchased under the plan was $1.8 million. The plan does not have a specified termination date.

Market Risk – Interest

The Company, as a policy, does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes. The Company is exposed to changes in interest rates primarily as a result of its borrowing activities. Based on interest rates at March 27, 2004, a 1% change in interest rates would not have had a material impact on the Company.

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make assumptions and estimates that can have a material impact on the reported results of operations. Although management applies its judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from those assumptions and it is possible that materially different amounts would be reported using different assumptions.

The Company is self-insured for most healthcare claims, workers compensation claims, and general liability and automotive liability losses. Reported claims and related loss reserves are estimated by third party administrators. Claims incurred but not reported are recorded based on historical experience and industry trends, which are continually monitored, and accruals are adjusted when warranted by changes in facts and circumstances.

Pension and other retirement benefits are evaluated with the oversight of the Company's retirement committee. Outside actuaries are consulted to determine appropriate assumptions and are engaged to perform the calculation of estimated future obligations.

Long-lived assets are depreciated over estimated useful lives based on the Company's historical experience and prevailing industry practice. Estimated useful lives are periodically reviewed to ensure they remain appropriate. Long-lived assets are tested for impairment whenever an event occurs that indicates an impairment may exist.

Income tax assets and liabilities are recognized generally based upon tax statutes, regulations and case law, but also include estimates. The estimated amounts are reviewed periodically and adjusted based upon factual changes and the related impact on management's judgment.

The Company receives allowances and credits from many of the vendors whose products the Company purchases for resale. Allowances that are related to a specific purchase quantity are recorded as a component of the item cost of inventory and recognized in merchandise costs when the item is sold. Other allowances include consideration received for new item introduction, item shelf placement and temporary retail price reduction. Due to system constraints and the nature of certain of these allowances, it is sometimes not practicable to apply allowances to the item cost of inventory. In those instances, the allowances are applied as a reduction of merchandise costs using a systematic and rational methodology, which results in the recognition of these incentives when the related merchandise is sold.

Notes and accounts receivable are reviewed for collectibility on a regular and periodic basis. Valuation allowances are adjusted for small recurring type transactions based on past experience, while large notes and amounts receivable are reviewed and allowances adjusted on a specific transaction basis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes certain forward-looking statements (statements other than those made solely with respect to historical fact). Actual results could differ materially and adversely from those contemplated by the forward-looking statements due to known and unknown risks and uncertainties, many of which are beyond the Company's control. The forward-looking statements and the Company's future results, liquidity and capital resources are subject to risks and uncertainties including, but not limited to, the following: the entry of new competitive stores and their impact on the Company; the Company's ability to improve comparable store sales; the level of discounting and promotional spending by competitors; the stability and timing of distribution incentives from suppliers; the level of margins achievable in the Company's operating divisions; softness in the local and national economies and the general retail food industry; the success of the Company's new and remodeled stores, including image and rebranding programs; potential interest rate increases on variable rate debt, as well as terms, costs and the availability of capital; the Company's ability to control employee medical costs; uncertainties regarding future real estate gains due to limited real estate holdings available for sale; the ability of the Company to predict and respond to changes in customer preferences and lifestyles; the ability of the Company to respond to commodity price fluctuations; uncertainties regarding gasoline prices and margins; the Company's ability to control costs including labor, rent, credit card, and workers compensation and general liability expense; the Company's ability to implement cost improvement initiatives; uncertainties related to state and federal taxation and tobacco and environmental legislation; the Company's ability to collect outstanding notes and accounts receivable; uncertainties associated with pension and other retirement obligations; the successful economic implementation of new technology; the impact of any acquisitions and dispositions; the timely and on budget completion of store construction, expansion, conversion and remodeling; and other known and unknown risks and uncertainties. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

REPORT OF MANAGEMENT ON RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Marsh Supermarkets, Inc. is responsible for the preparation and integrity of the consolidated financial statements included in this annual report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States and necessarily include some amounts based on management's best estimates and judgment. All financial information appearing in this annual report is consistent with that in the financial statements.

The Company maintains a system of internal controls designed to provide reasonable assurance, on a cost-effective basis, that assets are safeguarded and transactions are properly authorized and recorded accurately in the financial records. The Company believes its control system is enhanced by its long-standing emphasis on conducting business in accordance with the highest standards of conduct and ethics.

Independent auditors, Ernst & Young LLP, have audited the accompanying financial statements. Their report is included herein. Their audits, conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), included the review and evaluation of selected internal accounting controls for purposes of designing their audit tests.

The Audit Committee of the Board of Directors meets periodically with the independent auditors to discuss the scope and results of their audit work, their assessment of internal controls, and the quality of the Company's financial reporting. The independent auditors are engaged by the Board of Directors, upon recommendation of the Audit Committee.

Don E. Marsh Chairman of the Board and Chief Executive Officer	Douglas Dougherty Senior Vice President, Chief Financial Officer and Treasurer	Mark Varner Vice President - Corporate Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Marsh Supermarkets, Inc.

We have audited the accompanying consolidated balance sheets of Marsh Supermarkets, Inc. as of March 27, 2004 and March 29, 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended March 27, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marsh Supermarkets, Inc. at March 27, 2004 and March 29, 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 27, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in NOTE 2, the Company adopted Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration from a Vendor," on January 1, 2003.

Ernst & Young LLP

Indianapolis, Indiana

May 14, 2004

CONSOLIDATED BALANCE SHEETS

(in thousands, except number of shares)

ASSETS	March 27, 2004	March 29, 2003
Current Assets		
Cash and equivalents	$ 27,584	$ 28,313
Accounts and notes receivable, less allowances of $1,141 in 2004 and $2,955 in 2003	23,864	27,203
Inventories	126,840	130,297
Prepaid expenses	6,495	5,731
Recoverable income taxes	5,400	–
TOTAL CURRENT ASSETS	190,183	191,544
Property and Equipment		
Land	45,268	46,856
Buildings and land improvements	186,737	187,942
Fixtures and equipment	151,343	148,342
Leasehold improvements	83,119	78,212
Construction in progress	5,670	7,385
Property under capital leases	32,133	31,923
	504,270	500,660
Accumulated depreciation	(207,242)	(189,191)
TOTAL PROPERTY AND EQUIPMENT	297,028	311,469
Other Assets	55,194	46,309
	$542,405	$549,322

See Notes to Consolidated Financial Statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	March 27, 2004	March 29, 2003
Current Liabilities		
Notes payable to bank	$ –	$ 1,700
Accounts payable	80,614	71,883
Employee compensation and other liabilities	15,929	17,215
State and local taxes	16,306	16,351
Other accounts payable and accrued expenses	8,573	9,686
Dividends payable	1,032	1,035
Deferred income taxes	6,330	5,378
Current maturities of long-term liabilities	3,427	3,452
TOTAL CURRENT LIABILITIES	132,211	126,700
Long-term Liabilities		
Long-term debt	174,161	198,148
Capital lease obligations	28,188	29,009
Pension and post-retirement benefits	42,725	40,824
TOTAL LONG-TERM LIABILITIES	245,074	267,981
Deferred Items		
Income taxes	18,309	9,606
Gains from sale/leasebacks	15,238	15,595
Other	3,297	1,631
TOTAL DEFERRED ITEMS	36,844	26,832
Shareholders' Equity		
Series A Junior Participating Cumulative Preferred Stock:		
Authorized: 5,000,000 shares; Issued: None	–	–
Class A Common Stock, no par value:		
Authorized: 15,000,000 shares; Issued: 4,695,253	9,682	9,573
Class B Common Stock, no par value:		
Authorized: 15,000,000 shares; Issued: 5,265,158	16,888	16,866
Retained earnings	130,813	131,911
Cost of Common Stock in treasury		
Class A: 2004 – 882,364; 2003 – 877,715 shares	(5,752)	(5,626)
Class B: 2004 – 1,129,597; 2003 – 1,135,479 shares	(9,259)	(9,302)
Deferred cost - restricted stock	(211)	(54)
Notes receivable - stock purchases	(11)	(175)
Accumulated other comprehensive loss	(13,874)	(15,384)
SHAREHOLDERS' EQUITY	128,276	127,809
	$542,405	$549,322

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

YEAR ENDED	March 27, 2004	March 29, 2003	March 30, 2002
Sales and other revenues	$1,650,868	$1,647,534	$1,636,702
Gains from sales of property	3,047	8,201	5,897
Total revenues	1,653,915	1,655,735	1,642,599
Cost of merchandise sold, including warehousing and transportation, excluding depreciation	1,156,255	1,163,157	1,143,883
Gross profit	497,660	492,578	498,716
Selling, general and administrative	449,002	445,480	435,697
Depreciation	25,013	24,464	22,883
Operating income	23,645	22,634	40,136
Interest	19,050	23,270	22,523
Other non-operating income	(961)	(2,180)	–
Income from continuing operations before income taxes	5,556	1,544	17,613
Income taxes	2,519	1,138	6,072
Income from continuing operations	3,037	406	11,541
Discontinued operation:			
Income (loss) from operations, net of tax	–	–	(859)
Gain (loss) on disposal, net of tax	–	(354)	2,726
Net income	$ 3,037	$ 52	$ 13,408
Basic earnings (loss) per common share:			
Continuing operations	$ .38	$ .05	$1.45
Discontinued operation	–	–	(.11)
Disposal of discontinued operation	–	(.04)	.34
Net income	$ .38	$ .01	$1.68
Diluted earnings (loss) per common share:			
Continuing operations	$ .38	$ .05	$1.31
Discontinued operation	–	–	(.09)
Disposal of discontinued operation	–	(.04)	.29
Net income	$ .38	$ .01	$1.51
Dividends declared per share	$ .52	$ .46	$ .44

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands)

	Common Stock Class A	Common Stock Class B	Retained Earnings	Treasury Stock	Other	Other Comprehensive Loss	Total
Balance at March 31, 2001	$9,468	$16,598	$125,645	$(11,656)	$(1,779)	$ –	$138,276
Comprehensive income:							
Net income			13,408				13,408
Minimum pension liability adjustment, less tax benefit of $2,867						(5,324)	(5,324)
Total comprehensive income							8,084
Cash dividends declared			(3,519)				(3,519)
Amortization of restricted stock grants					590		590
Restricted stock grant	78			53	(131)		–
Repurchase shares				(3,368)			(3,368)
Exercise of stock options	27	214		436			677
Other		18		26	13		57
Balance at March 30, 2002	9,573	16,830	135,534	(14,509)	(1,307)	(5,324)	140,797
Comprehensive income:							
Net income			52				52
Minimum pension liability adjustment, less tax benefit of $5,259						(10,060)	(10,060)
Total comprehensive income (loss)							(10,008)
Cash dividends declared			(3,662)				(3,662)
Amortization of restricted stock grants					308		308
Restricted stock grant				92	(92)		–
Repurchase shares				(643)			(643)
Exercise of stock options		16		97			113
Reduction in notes receivable – stock					899		899
Other		20	(13)	35	(37)		5
Balance at March 29, 2003	9,573	16,866	131,911	(14,928)	(229)	(15,384)	127,809
Comprehensive income:							
Net income			3,037				3,037
Minimum pension liability adjustment, less tax of $789						1,510	1,510
Total comprehensive income							4,547
Cash dividends declared			(4,127)				(4,127)
Amortization of restricted stock grants					56		56
Restricted stock grant	109			104	(213)		–
Repurchase shares				(248)			(248)
Reduction in notes receivable – stock					164		164
Other		22	(8)	61			75
Balance at March 27, 2004	$9,682	$16,888	$130,813	$(15,011)	$ (222)	$(13,874)	$128,276

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

YEAR ENDED	March 27, 2004	March 29, 2003	March 30, 2002
OPERATING ACTIVITIES			
Net income	$ 3,037	$ 52	$13,408
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	25,013	24,464	23,034
Amortization of other assets	1,362	1,435	2,462
Disposal of discontinued operation	–	354	(2,726)
Increase (decrease) in deferred income taxes	10,263	(2,084)	2,785
Changes in operating assets and liabilities:			
Accounts receivable	(653)	10,996	17,775
Inventories	3,457	2,643	(10,865)
Prepaid expenses and recoverable income taxes	(6,952)	2,929	(1,293)
Accounts payable and accrued expenses	5,679	(2,592)	(5,875)
Other operating activities	2,510	155	(1,040)
NET CASH PROVIDED BY OPERATING ACTIVITIES	43,716	38,352	37,665
INVESTING ACTIVITIES			
Acquisition of property, equipment and land held for expansion	(26,457)	(48,673)	(66,049)
Disposition of property, equipment and land held for expansion	2,700	11,387	4,587
Proceeds from sale of discontinued operation	–	–	14,292
Other investing activities	(2,190)	(813)	(2,591)
NET CASH USED FOR INVESTING ACTIVITIES	(25,947)	(38,099)	(49,761)
FINANCING ACTIVITIES			
Proceeds (repayments) of short-term borrowings	(1,700)	400	1,300
Proceeds of long-term borrowings	50,000	76,000	28,000
Proceeds of sales/leasebacks	12,338	34,537	33,594
Payments of long-term debt and capital lease obligations	(74,833)	(116,043)	(38,486)
Purchases of Class A and Class B Common Stock for treasury	(248)	(643)	(3,368)
Cash dividends paid	(4,130)	(3,506)	(3,537)
Stock options exercised	–	113	677
Other financing activities	75	(314)	175
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(18,498)	(9,456)	18,355
INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(729)	(9,203)	6,259
Cash and equivalents at beginning of year	28,313	37,516	31,257
CASH AND EQUIVALENTS AT END OF YEAR	$27,584	$28,313	$37,516

See Notes to Consolidated Financial Statements.

(amounts in thousands, except per share amounts or as otherwise noted)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in preparation of the consolidated financial statements are:

Description of Business

Marsh Supermarkets, Inc. (the "Company") operates supermarkets, convenience stores, and florist shops, and provides vending, catering and food management services, all primarily in central Indiana and western Ohio.

Principles of Consolidation

The consolidated financial statements include the accounts of Marsh Supermarkets, Inc. and all majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated.

Business Segments

The Company operates one business segment: the retail sale of food and related products through supermarkets, convenience stores and food services.

Fiscal Year

The Company's fiscal year ends on Saturday of the thirteenth week of each calendar year. All references to "2004," "2003" and "2002" relate to the fiscal years ended March 27, 2004, March 29, 2003, and March 30, 2002, respectively.

Revenue Recognition

Revenue from retail sales is recognized at the time of sale.

Excise Taxes

Sales and cost of merchandise sold include state and federal excise taxes on tobacco, gasoline and alcohol products of approximately $58 million in 2004, $56 million in 2003, and $41 million in 2002.

Cost of Merchandise Sold

Cost of merchandise sold includes the cost of merchandise, net of vendor allowances, and warehousing and transportation costs, excluding depreciation, and excludes the cost of purchasing personnel.

Vendor Allowances

Vendor allowances are applied as a reduction of merchandise costs using a systematic and rational methodology, which results in the recognition of those allowances when the related merchandise is sold.

Selling, General and Administrative

Selling, general and administrative costs include store expenses, administrative support departments, advertising, purchasing personnel costs and other corporate expenses, all excluding depreciation. Included in those costs are purchasing personnel costs of approximately $1.3 million in 2004, 2003 and 2002.

Advertising Costs

Advertising costs are expensed in the period incurred, except production costs which are expensed the first time the respective advertising is displayed. Advertising costs in the amounts of $23.3 million, $22.3 million, and $23.2 million were included in selling, general and administrative expenses for 2004, 2003, and 2002, respectively.

Cost of Opening Stores

Non-capital expenditures associated with opening new stores are expensed as incurred.

Cash and Equivalents

Cash and equivalents consist of highly liquid investments with a maturity of three months or less when purchased. The carrying amount approximates the fair value of those assets.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out method for the principal components of inventories, and by the first-in, first-out method for the remainder.

Notes Receivable

Notes and accounts receivable are reviewed for collectibility on a regular and periodic basis. Valuation allowances are adjusted for small recurring type transactions based on past experience, while large notes and amounts receivable are reviewed and allowances adjusted on a specific transaction basis.

Notes receivable, including interest, related to the sales of real estate were $13.0 million and $12.7 million at March 27, 2004 and March 29, 2003, respectively. Past due notes receivable, included in Other Assets, were approximately $8.7 million at March 27, 2004.

Property and Equipment

Property and equipment are stated at cost, including amounts capitalized for interest. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets, generally 33 years for buildings and 20 years for land improvements, five to 12 years for fixtures and equipment, and 20 years for leasehold improvements. For income tax purposes, accelerated methods and statutory lives are used to compute depreciation.

Impairment of Long-Lived Assets and Goodwill

Long-lived assets are tested for impairment whenever an event occurs that indicates an impairment may exist. The Company tests operating units for impairment using the non-discounted cash flows, including the cash flow from disposal of the underlying unit's assets. Goodwill is tested annually for impairment using a discounted net cash flow method. The amount of goodwill included in Other Assets was $22.8 million at March 27, 2004, and $20.4 million at March 29, 2003.

Capitalized Lease Property

Capitalized lease assets are amortized using the straight-line method over the term of the lease, or in accordance with practices established for similar owned assets if ownership transfers to the Company at the end of the lease term. Amortization is included with depreciation expense.

Income Taxes

Deferred tax assets and liabilities result from differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws expected to be in effect when the differences reverse.

Environmental Liabilities

Environmental liabilities are recorded when environmental assessments indicate remedial efforts are required and the costs can be reasonably estimated. Current estimates of the total compliance costs to be incurred, net of estimated recoveries from an Indiana excess liability fund, are not material.

Stock Options

The Company has employee stock benefit plans, which are described more fully in NOTE 12 – SHAREHOLDERS' EQUITY AND EMPLOYEE STOCK PLANS. The Company's stock option plans are accounted for under the intrinsic value method of APB Opinion 25 and related interpretations. Since the exercise price of options granted under the plans is equal to the market price of the underlying common stock on the grant date, no stock-based compensation cost is recognized in net income.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123:

	2004	2003	2002
Net income, as reported	$3,037	$ 52	$13,408
Compensation expense recorded	56	308	590
Compensation expense using the fair value method, net of tax	(834)	(1,278)	(1,124)
Pro-forma net income (loss)	$2,279	$ (918)	$12,874
Earnings per share, as reported:			
Basic	$.38	$.01	$1.68
Diluted	.38	.01	1.51
Pro-forma earnings (loss) per share:			
Basic	28	(.12)	1.62
Diluted	.28	(.12)	1.46

Use of Estimates

Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The more significant estimates include provisions for self-insurance losses. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior periods to conform to current presentations.

NOTE 2 – RECENT ACCOUNTING PRONOUNCEMENTS

In 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 became effective for the Company in the current year. The adoption of FIN 46 did not have a material impact on the Company's financial position or results of operations.

In April 2003, the FASB issued Statement No. 149 (FAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The adoption of FAS 149 in the current year did not have a material impact on the financial position or results of operations of the Company.

In May 2003, the FASB issued Statement No. 150 (FAS 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." FAS 150 was effective for the Company in the current year and the adoption did not have a material impact on the Company's financial position or results of operations.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed. The Act allows a possible subsidy to retirement health plan sponsors to help offset the costs of participant prescription drug benefits. In January 2004, the FASB issued Staff Position No. 106-1 (FSP No. FAS 106-1), "Accounting and Disclosure Requirements Related to the Act," which was effective for interim or annual periods ending after December 7, 2003. Under the provisions of FSP No. FAS 106-1, the Company elected to defer recognizing the effects of the Act in its financial statements, therefore the Company's accumulated postretirement benefit obligation does not reflect the effects of this Act. The Company has estimated that any future effect on its consolidated financial statements will not be material.

EITF (Emerging Issues Task Force) Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, became effective as to the Company on January 1, 2003. The issue addresses the appropriate accounting for consideration received from a vendor. As a result of this guidance, the Company adopted a new policy for recognizing slotting allowances and similar consideration received from vendors. Allowances that are related to a specific purchase quantity will continue to be recorded as a component of the item cost of inventory and recognized in merchandise costs when the item is sold. Due to system constraints and the nature of certain allowances, it is sometimes not practicable to apply allowances to the item cost of inventory. In those instances, the allowances are applied as a reduction of merchandise costs using a systematic and rational methodology, which results in the recognition of these incentives when the related merchandise is sold. Under the Company's previous accounting policy for vendor allowances, those credits were recognized as a reduction to cost of goods sold when the Company had fulfilled its obligations under the related contract. In connection with the implementation of the new accounting policy, the Company applied the provisions of EITF No. 02-16 prospectively, which resulted in deferring recognition of $5.6 million of allowances at March 29, 2003, and $4.3 million at March 27, 2004. This deferral reflects as an adjustment to the Company's inventory balance.

NOTE 3 – EARNINGS PER SHARE

The following table sets forth the computation of the numerators and denominators used in the computation of basic and diluted earnings per share (EPS). Convertible debentures have been excluded from the 2003 computation because the effect would have been antidilutive.

	2004	2003	2002
Income from continuing operations	$3,037	$ 406	$11,541
Discontinued operation	–	(354)	1,867
Net income – basic EPS numerator	$3,037	$ 52	$13,408
Effect of convertible debentures	–	–	911
Income after assumed conversions – diluted EPS numerator	$3,037	$ 52	$14,319
Weighted average shares outstanding	7,945	7,965	8,021
Non-vested restricted shares	(5)	(22)	(54)
Basic EPS denominator	7,940	7,943	7,967
Effect of dilutive securities:			
Non-vested restricted shares	5	22	54
Employee stock options	61	136	160
Convertible debentures	–	–	1,284
Adjusted weighted average shares – diluted EPS denominator	8,006	8,101	9,465

NOTE 4 – HEADQUARTERS RESTRUCTURING

During 2003, the Company reduced staffing at its corporate headquarters resulting in the incurrence of $1.1 million in termination costs which is included in reported selling, general and administrative expense on the consolidated income statement. The remaining liability related to the restructuring was $0.1 million and $0.7 million at March 27, 2004, and March 29, 2003, respectively.

NOTE 5 – DISCONTINUED OPERATION

In October 2001, the Company completed the sale of certain assets of its wholesale division. The sale included inventory, property, buildings and equipment, and certain other assets plus the assumption by the buyer of certain liabilities. Proceeds of

$14.3 million from the sale were used primarily to reduce amounts outstanding under the Company's revolving credit facility. A gain of $4.2 million ($2.7 million net of tax) was recognized in 2002.

Operating results of the discontinued operation were as follows:

	2002
Sales and other revenues	$140,869
Income (loss) before tax	$ (1,322)
Income tax	(463)
Net income (loss)	$ (859)

NOTE 6 – INVENTORIES

Inventories are comprised of finished goods and goods held for resale. Inventories valued by the LIFO method represented approximately 65% of consolidated inventories at both March 27, 2004, and March 29, 2003. Current inventory cost exceeded the carrying amount of LIFO inventories by $1.2 million at March 27, 2004, and $1.5 million at March 29, 2003. Valuation allowances related to inventories were $1.2 million at March 27, 2004, and $1.3 million at March 29, 2003.

NOTE 7 – EMPLOYEE BENEFIT PLANS

The Company has a 'frozen' qualified defined benefit pension plan covering grandfathered employees and unfunded supplemental retirement plans for officers designated by the Board of Directors. These plans provide for payment of retirement benefits on the basis of an employee's length of service and earnings history. Pension plan assets consist principally of listed stocks, corporate and government notes and bonds.

A defined contribution savings plan allows 401(k) contributions by employees who elect to participate and can satisfy age and service requirements. The Company matches a portion of employees' contributions and may make discretionary contributions depending upon the Company's profitability. Expense for the plan was $2.5 million in 2004, $2.4 million in 2003 and $3.8 million in 2002.

The Company provides certain post-retirement healthcare benefits for non-union retirees and their eligible spouses. The plans are contributory with retiree contributions adjusted annually and certain other cost sharing features, such as deductibles and co-insurance.

The Company also participates in two multi-employer plans that provide defined benefits to union employees. Expense for the plans amounted to $1.9 million in 2004, $1.3 million in 2003 and $0.9 million in 2002. The increase in plan expenses in 2003 and 2004 is attributable to the addition of drivers in October 2002. Prior to October 2002, the Company contracted for delivery service from a third party.

Benefit plans amounts recognized in the consolidated balance sheets were as follows:

	Pension		Post-retirement	
	2004	2003	2004	2003
Change in benefit obligation:				
Benefit obligation at beginning of year	$69,320	$58,894	$5,131	$4,403
Service cost	866	687	558	434
Interest cost	4,407	4,320	310	306
Plan amendments	–	–	(350)	–
Actuarial (gain)loss	4,380	7,915	(387)	371
Benefits paid	(2,849)	(2,496)	(361)	(383)
Benefit obligation at end of year	$76,124	$69,320	$4,901	$5,131

	Pension		Post-retirement	
	2004	2003	2004	2003
Change in plan assets:				
Fair value of plan assets at beginning of year	$34,384	$42,144	$ –	$ –
Return on plan assets	8,592	(5,443)	–	–
Company contribution	252	179	361	383
Benefits paid	(2,849)	(2,496)	(361)	(383)
Fair value of plan assets at end of year	$40,379	$34,384	$ –	$ –

The accumulated benefit obligation and funded status of the plans were as follows:

	Pension		Post-retirement	
	2004	2003	2004	2003
Accumulated benefit obligation	$(72,883)	$(65,278)	$(4,901)	$(5,131)
Projected benefit obligation	(76,124)	(69,320)	(4,901)	(5,131)
Plan assets at fair value	40,378	34,384	–	–
Funded status of the plan (underfunded)	(35,746)	(34,936)	(4,901)	(5,131)
Unrecognized net actuarial loss	24,522	27,622	851	901
Unrecognized prior service costs	1,136	1,505	(184)	174
Net amount recognized	$(10,088)	$ (5,809)	$(4,234)	$(4,056)

The accrued benefit costs of the plans were:

	Pension		Post-retirement	
	2004	2003	2004	2003
Accrued benefit liability....	$(32,505)	$(30,824)	$(4,234)	$(4,056)
Intangible asset	1,136	1,505	–	–
Accumulated other comprehensive loss......	21,281	23,510	–	–
Net amount recognized	$(10,088)	$ (5,809)	$(4,234)	$(4,056)
Increase (decrease) in minimum liability included in other comprehensive income ..	$(2,299)	$15,429	–	–

The components of net pension benefit expense were as follows:

	2004	2003	2002
Service cost	$ 866	$ 687	$ 579
Interest cost	4,407	4,320	4,235
Expected return on plan assets	(2,826)	(3,498)	(3,850)
Recognized actuarial (gain)/loss	1,714	403	259
Amortization of prior service cost.....	370	370	370
Benefit cost	$4,531	$2,282	$1,593

The weighted-average assumptions used to determine benefit obligations at March 31 were:

	Pension		Post-retirement	
	2004	2003	2004	2003
Discount rate	6.00%	6.50%	6.00%	6.50%
Rate of compensation increase	4.00%	5.00%	n/a	n/a

The weighted-average assumptions used to determine net periodic benefit cost were:

	Pension		Post-retirement	
	2004	2003	2004	2003
Discount rate	6.50%	7.60%	6.50%	7.60%
Expected long-term return on plan assets...........	8.50%	8.50%	n/a	n/a
Rate of compensation increase	4.00%	5.00%	n/a	n/a

The expected long-term rate of return assumptions are developed based on historical experience, the evaluation of input from several consultants and economists, a review of asset class return expectations and long-term inflation assumptions. The expected long-term rate of return is based on a target allocation of assets, which is based on earning the highest rate of return while maintaining a reasonable risk level. The plan administrator strives to have assets sufficiently diversified such that adverse or unexpected results from one security class, or investments within a class, will not have an unduly detrimental effect on the entire portfolio.

The components of net post-retirement benefits costs were as follows:

	2004	2003	2002
Service cost	$558	$434	$337
Interest cost	310	306	233
Other	47	8	–
Benefit cost	$915	$748	$570

The Company's assumed healthcare cost trend rate is 10.00% for 2004, decreasing gradually to 6.00% by 2014, and thereafter. The assumed healthcare cost trend rate for 2003 was 10.00%, decreasing to 6.00% by 2014, and thereafter. A one percentage point change in the assumed rate would not have had a material effect on the benefit obligation or expense.

Pension plan weighted-average asset allocations at March 27, 2004, and March 29, 2003 were as follows:

	2004	2003
Equity securities	68.8%	63.7%
Debt securities	21.8	30.8
Real estate	2.5	2.9
Other	6.9	2.6
Total	100.0%	100.0%

The Company's policy with respect to pension plan investments is to invest for maximum return at a reasonable risk level using a diversified portfolio of investment holdings. Weighted-average target asset allocations are currently 70.0% equity secrities, 22.5% debt securities and 7.5% real estate and other holdings.

Equity securities included Marsh common stock in the amounts of $3.1 million (7.8% of total plan assets) and $2.7 million (7.9% of total plan assets) at March 27, 2004, and March 29, 2003, respectively. The number of shares of Marsh A common stock and Marsh B common stock were 151,213 and 92,675, respectively, at both March 27, 2004, and March 29, 2003.

The Company expects to contribute $0.3 million to its pension plans and $0.6 million to its post-retirement plan in fiscal 2005.

The following benefit payments, which reflect future service, as appropriate, are expected to be paid:

	Pension	Post-retirement
2005	$ 2,748	$ 590
2006	2,968	726
2007	3,445	800
2008	3,779	862
2009	5,155	974
2010 through 2014	28,592	7,347

NOTE 8 – DEBT

Long-term debt consisted of the following:

	2004	2003
10.05% notes	$ 11,243	$ 12,678
8.25% mortgage	15,523	15,985
8.95% mortgage	9,648	9,905
Revolving credit facility	36,000	41,000
8 7/8% senior subordinated notes	102,795	119,545
Less discount	(278)	(421)
Other	1,605	1,998
Less current maturities	(2,375)	(2,542)
	$174,161	$198,148

The 10.05% notes are payable in monthly installments (principal and interest) of $220,000 through 2009. Land and buildings with a net carrying amount of $20.1 million are pledged as collateral for the notes.

The 8.25% mortgage is payable in monthly installments (principal and interest) of $147,000 and matures in January 2010. The mortgage is secured by land and buildings with a net carrying amount of $18.1 million.

The 8.95% mortgage is payable in monthly installments (principal and interest) of $94,000 and matures in May 2010. The mortgage is secured by land and buildings with a net carrying amount of $7.5 million.

The revolving credit facility permits total borrowings of $82.5 million. Amounts borrowed are for terms selected by the Company at the time of borrowing. Interest rates are based on LIBOR or floating prime rate, and principal and interest are payable at maturity. Commitment fees of 0.5% are paid on unused amounts and the facility matures in February 2006. In October 2003, the revolving credit facility was amended with the effect of a) decreasing the permitted borrowings to $82.5 million from $95.0 million, b) increasing the amount of land and buildings securing the facility and c) modifying the measures of certain financial covenants. Land and buildings with a net carrying amount of $68.7 million secure the credit facility.

Interest on the 8 7/8% senior subordinated notes is payable semi-annually and the principal matures in August 2007. The effective interest rate is 9.0%. During 2004 and 2003, the Company purchased $16.8 million and $30.5 million, respectively, of the notes on the open market. The gains recognized from retirement of the notes are reported in the consolidated statements of income as other non-operating income.

In February 2003, $19.9 million of 7% convertible subordinated debentures matured and were retired with borrowings from the revolving credit facility.

The fair market value of the Company's long-term debt was approximately $178.4 million at March 27, 2004. The fair market value was estimated using quoted market rates for publicly traded debt and current incremental borrowing rates for non-public debt.

The revolving credit facility and senior subordinated notes both require maintenance of minimum working capital and limit cash dividends, repurchases of common stock, future indebtedness, lease obligations and disposition of assets.

In August 2003, the Company elected not to renew a bank commitment for short-term borrowings of up to $3.0 million.

Aggregate future principal payments of long-term debt outstanding at March 27, 2004 were:

2005	$ 2,375
2006	40,206
2007	2,868
2008	105,972
2009	3,495
Thereafter	21,898

Interest expense consisted of:

	2004	2003	2002
Long-term debt	$15,517	$19,742	$20,159
Capital lease obligations	3,528	3,518	2,317
Discontinued operation	–	–	782
Other	5	10	47
Total interest expense	$19,050	$23,270	$23,305
Interest capitalized	$533	$474	$744
Cash payments for interest	$18,780	$23,472	$23,229

NOTE 9 – DEBT AND GUARANTOR SUBSIDIARIES

Other than three minor subsidiaries, all of the Company's subsidiaries (the "guarantors") have fully and unconditionally guaranteed on a joint and several basis the Company's obligations under the 8 7/8% senior subordinated notes. The guarantors are 100% wholly-owned subsidiaries of the Company.

NOTE 10 – LEASES

Of the Company's 285 retail stores, 200 are leased under commercial lease agreements providing for initial terms generally from 15 to 20 years with options to extend the initial terms up to an additional 20 years. The Company also leases a portion of its transportation and store equipment for periods of three to eight years plus renewal and purchase options.

Capitalized lease property consisted of store facilities having a net carrying cost of $24.6 million at March 27, 2004 and $26.2 million at March 29, 2003.

Future minimum lease payments for capital and operating leases with terms in excess of one year, and the present value of capital lease obligations, at March 27, 2004 were as follows:

	Capital Leases	Operating Leases
2005	$ 4,466	$ 34,473
2006	4,433	31,141
2007	4,446	26,980
2008	4,446	23,260
2009	4,234	18,372
Thereafter	38,523	141,201
	60,548	$275,427
Less:		
Amounts representing interest	31,308	
Present value of net minimum lease payments	$29,240	

Minimum annual lease payments will be reduced by $2.0 million from future sublease rentals due over the term of the subleases.

Rental expense consisted of:

	2004	2003	2002
Minimum rentals	$38,545	$37,224	$30,458
Contingent rentals	195	193	152
Sublease rental income	(1,431)	(1,514)	(1,474)
	$37,309	$35,903	$29,136

NOTE 11 – INCOME TAXES

The components of deferred tax assets and liabilities were as follows:

	2004	2003
Deferred tax assets:		
Compensation and benefit accruals	$15,599	$14,306
Self insurance reserves	751	767
Other	6,331	5,421
Total deferred tax assets	22,681	20,494
Deferred tax liabilities:		
Property and equipment, including leased property	(35,503)	(26,979)
Prepaid employee benefits	(297)	(79)
Inventory	(8,187)	(5,233)
Other	(3,333)	(2,579)
Total deferred tax liabilities	(47,320)	(34,870)
Net deferred tax liability	$(24,639)	$(14,376)

Income tax expense consisted of the following:

	2004	2003	2002
Current – Federal	$(7,062)	$3,000	$ 419
State	(97)	137	(43)
Deferred – Federal	9,593	(1,947)	5,678
State	85	(52)	18
	$ 2,519	$1,138	$6,072
Cash payments	$801	$1,272	$1,567

A reconciliation of income tax expense is as follows:

	2004	2003	2002
Federal statutory tax rate	$1,945	$ 541	$6,145
State and local, net of federal tax	(8)	55	(19)
Other	582	542	(54)
Total income tax expense	$2,519	$1,138	$6,072

NOTE 12 – SHAREHOLDERS' EQUITY AND EMPLOYEE STOCK PLANS

Common Stock

Class A Common Stock has one vote per share; Class B Common Stock is non-voting except with respect to certain matters affecting the rights and preferences of that class. Each class is entitled to equal per share dividends and consideration in any merger, consolidation or liquidation of the Company. A person who acquires 10% or more of outstanding Class A Common Stock without acquiring a like percentage of Class B Common Stock must make a public tender offer to acquire additional Class B Common Stock. Failure to do so results in suspension of the voting rights of the Class A Common Stock held by such person.

Changes in Shares Outstanding

Changes in shares issued and treasury shares during the three years ended March 27, 2004 were as follows:

	Class A	Class B
Issued shares:		
Balance at March 30, 2002, March 29, 2003, and March 27, 2004	4,695	5,265
Treasury shares:		
Balance at March 31, 2001	766	1,039
Repurchase of shares	95	157
Stock options exercised	(3)	(53)
Director stock purchases	–	(4)
Restricted stock grant	(9)	–
Balance at March 30, 2002	849	1,139
Repurchase of shares	35	12
Stock options exercised	–	(12)
Director stock purchases	–	(4)
Restricted stock grant	(6)	–
Balance at March 29, 2003	878	1,135
Repurchase of shares	20	1
Director stock purchases	–	(7)
Restricted stock grant	(16)	–
Balance at March 27, 2004	882	1,129
Net outstanding at March 27, 2004	3,813	4,136

Stock Option Plans and Shares Reserved

The 1998 Stock Incentive Plan, as amended in 2002, reserved 1,500,000 shares of common stock, in any combination of Class A and Class B, for the grant of stock options, restricted stock and/or other stock-based awards. The option price for any incentive stock option may not be less than 100% of the fair market value of the Common Stock as of the date of grant and for any non-qualified stock option may not be less than 85% of the fair market value as of the date of grant. Options granted to date become exercisable pro-rata over three or four-year periods beginning one year from the date of grant and expire 10 years from date of grant.

The 1999 Outside Directors' Stock Option Plan reserves 150,000 shares of common stock, in any combination of Class A and Class B, for the grant of stock options and restricted stock to non-employee directors. The Board of Directors administers the plan and determines the terms and conditions of the awards, subject to the terms of the plan. The option price may not be less than 85% of the market value as of the date of the grant.

All equity compensation plans of the Company have been approved by its shareholders. Following is summary information for options outstanding and shares reserved for all plans:

	Class A	Class B
Shares to be issued upon exercise of options	1,323	544
Weighted average exercise price	$14.11	$10.90
Shares available for future issuance	145(a)	–

(a) in any combination of Class A and Class B

A summary of the Company's stock option activity follows: (price is weighted average; options are in thousands):

	Class A shares		Class B shares	
	Price	Options	Price	Options
Outstanding at March 31, 2001	$14.29	629	$10.68	611
Granted	13.17	394	13.00	46
Exercised	13.50	(15)	11.18	(38)
Expired/forfeited	14.14	(37)	10.32	(31)
Outstanding at March 30, 2002	13.86	971	10.85	588
Granted	14.77	453	–	–
Exercised	–	–	9.51	(12)
Expired/forfeited	14.51	(66)	10.44	(25)
Outstanding at March 29, 2003	14.13	1,358	10.90	551
Expired/forfeited	14.70	(35)	10.55	(7)
Outstanding at March 27, 2004	$14.11	1,323	$10.90	544

Related stock option information is as follows:

(options are in thousands)

	2004	2003	2002
Vested options at the end of the year:			
Class A shares	870	625	453
Class B shares	453	363	282
Weighted average exercise price of vested options:			
Class A shares	$13.99	$13.99	$14.10
Class B shares	11.03	11.20	11.43
Weighted average exercise price of options granted during the year:			
Class A shares	$ –	$14.77	$13.17
Class B shares	–	–	13.00

At March 27, 2004, the range of option exercise prices for Class A shares was $13.01 to $15.38 and for Class B shares was $9.50 to $14.75 and the weighted-average remaining contractual life of those options for Class A and Class B shares was 5.9 years and 4.3 years, respectively.

The fair value of granted options reported in NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES was estimated using a Black-Scholes option-pricing model with the following assumptions. No options were granted in 2004.

	2003	2002
Dividend yield	3.5%	3.0%
Volatility	21%	29%
Risk free interest rate	5.2%	4.7%
Expected life in years	10.0	10.0
Weighted average grant date fair value of options granted during the year:		
Class A shares	$3.35	$3.96
Class B shares	–	3.78

Other Stock Plans

The 1998 Executive Stock Purchase Plan allowed designated officers to purchase issued and outstanding shares of the Company's common stock, in any combination of Class A and Class B, up to an aggregate of 300,000 shares. In prior years, the Company arranged for participants to obtain a bank loan to fund the purchase of shares and guarantees the repayment to the bank of all principal, interest and other obligations of each participant. The total amount of principal and interest owed by participants at March 27, 2004, was $2.2 million and at March 29, 2003, was $3.7 million.

The 1998 Outside Directors' Stock Plan provides outside directors the opportunity to use all or any portion of the fees paid by the Company for their services as directors to purchase Class B Common Stock from the Company in lieu of a cash payment of such fees. The plan authorized 100,000 shares of Class B Common Stock and shares issued pursuant to the plan may be authorized but unissued shares or treasury shares. Shares are purchased quarterly at market price.

Amended and Restated Rights Plan

In December 1998, the Company announced that the Board of Directors had amended and restated the 1989 Shareholder Rights Plan, pursuant to which preferred stock purchase rights ("Rights") were previously distributed as a dividend at the rate of one Right for each common share held. Each Right entitles a shareholder to buy one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock of the Company at an exercise price of $65. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of either class of the Company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 20% or more of either class of the Company's common stock. If the rights become exercisable, each Right not owned by such 20% shareholder or related parties will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock (or, in certain circumstances as determined by the Board, cash, property or other securities of the Company) having a value of twice the Right's exercise price. The Company will generally be entitled to redeem the rights at $.01 per Right, at any time until the 15th day following public announcement that a 20% position has been acquired. The Rights expire on December 24, 2008, but the plan is periodically reviewed by a committee of the Board of Directors.

NOTE 13 – SELECTED QUARTERLY FINANCIAL DATA (unaudited)

(in thousands, except per share amounts)

	2004				2003			
	Fourth	Third	Second	First	Fourth	Third	Second	First
Sales and other revenues	$375,486	$388,417	$508,955	$378,010	$369,012	$382,305	$512,722	$383,495
Gains from sales of property	879	354	1,814	–	4,249	406	1,875	1,671
Total revenues	376,365	388,771	510,769	378,010	373,261	382,711	514,597	385,166
Gross profit	113,463	117,882	152,384	113,931	105,232	113,833	154,578	118,935
Selling, general and administrative	104,956	103,874	138,053	102,119	102,241	101,586	138,739	102,914
Depreciation	5,810	5,781	7,660	5,762	5,714	5,633	7,527	5,590
Operating income	2,697	8,227	6,671	6,050	(2,723)	6,614	8,312	10,431
Interest	4,287	4,268	5,925	4,570	5,021	5,416	7,410	5,423
Other non-operating income	–	–	(327)	(634)	(1,209)	(971)	–	–
Income (loss) from continuing operations before income taxes	(1,590)	3,959	1,073	2,114	(6,535)	2,169	902	5,008
Income taxes (benefit)	(362)	1,635	390	856	(2,252)	965	578	1,847
Income (loss) from continuing operations	(1,228)	2,324	683	1,258	(4,283)	1,204	324	3,161
Gain (loss) on disposal of discontinued operation, net of tax	–	–	–	–	(180)	25	(18)	(181)
Net income (loss)	$ (1,228)	$ 2,324	$ 683	$ 1,258	$ (4,463)	$ 1,229	$ 306	$ 2,980
Basic earnings (loss) per common share:								
Continuing operations	$ (.15)	$ .29	$ .09	$ .16	$ (.54)	$ .15	$ .04	$ .40
Gain (loss) on disposal of discontinued operation	–	–	–	–	(.02)	–	–	(.02)
Net income (loss)	$ (.15)	$ .29	$ .09	$ .16	$ (.56)	$ .15	$ .04	$ .38
Diluted earnings (loss) per common share:								
Continuing operations	$ (.15)	$ .29	$ .09	$ .16	$ (.54)	$ .15	$ .04	$ .35
Gain (loss) on disposal of discontinued operation	–	–	–	–	(.02)	–	–	(.02)
Net income (loss)	$ (.15)	$ .29	$ .09	$ .16	$ (.56)	$ .15	$ .04	$ .33
Common stock prices (daily close):								
Class A – High	$13.75	$11.10	$13.78	$14.03	$13.35	$12.49	$15.41	$15.88
Low	10.82	10.45	10.51	11.00	10.99	10.99	11.74	13.73
Class B – High	13.49	11.35	13.28	13.23	11.88	12.48	13.84	14.29
Low	10.82	10.73	10.61	10.43	9.64	11.33	11.33	12.46
Cash Dividend: Class A	$ .13	$ .13	$ .13	$ .13	$ .13	$ .11	$ .11	$ .11
Class B	13	.13	.13	.13	.13	.11	.11	.11

Gross profit for the fourth quarter of 2003 reflects a $5.6 million charge related to the adoption of EITF 02-16 regarding accounting for vendor consideration (see NOTE 2 – RECENT ACCOUNTING PRONOUNCEMENTS).

Cash dividends have been paid on the common stock during each quarter for the past 44 years.

Quarterly earnings per share are based on weighted-average shares outstanding for the quarter; therefore, the sum of the quarters may not equal the full year earnings per share amount.

The first, third and fourth quarters are 12 weeks. The second quarter is 16 weeks.

CORPORATE OFFICERS

Don E. Marsh*
Chairman of the Board and
Chief Executive Officer

David A. Marsh*
President

Arthur A. Marsh*
Executive Vice President –
Mergers & Aquisitions; and
Assistant to the Chairman of the Board

P. Lawrence Butt*
Senior Vice President, Counsel & Secretary

Douglas W. Dougherty*
Senior Vice President;
Chief Financial Officer & Treasurer

Joseph R. Heerens
Senior Vice President – Political Affairs;
Vice President, Assistant Secretary &
Assistant Counsel

William L. Marsh
Senior Vice President –
Property Management

David M. Redden
Senior Vice President – Human Resources

Rachelé M. Armstrong
Vice President – Microprocessing

James J Biddle
Vice President – Advertising

Kevin M. Bridgewater
Vice President – Marketing and
Sales Promotion

Lennie D. Hayes
Vice President – Real Estate

James L. Hilzendeger
Vice President – Executive
Staffing/Development

Frank A. Hughes
Vice President – Computer Operations
and Technical Support

Terrence R. Huser
Vice President – Incentives

Jodi D. Marsh
Vice President – Community Relations

M. Lee Nicholson
Vice President – Systems Development

Charles C. Porter
Vice President – Corporate Tax

David W. Reed
Vice President – Management
Information Systems

Douglas B. Stong
Vice President – Corporate Security

Michael E. Thielen
Vice President – Educational Development

John R. Turek
Vice President – Construction and Planning

Mark A. Varner
Vice President – Corporate Controller

Laura S. Gretencord*
Assistant Secretary & Associate Counsel

Supermarket Division

Daniel S. Cross
President

C. Roy Fossum
Senior Vice President – Merchandising

Melissa D. Alkinburgh
Vice President – Deli, Bakery and
Food Service

Scott P. Alkinburgh
Vice President – Food Safety and Sanitation

Harlan D. Brinson
Vice President – Corporate Brands and
Category Management

C. Gill Cunningham
Vice President – Operations Research

Archie L. Hollins
Vice President – Warehousing
and Transportation

William G. Loneman
Vice President – Center Store
Merchandising

Don E. Marsh, Jr.
Vice President – Specialty Procurement

Jeffery F. Somers*
Vice President – Retail Operations

J. Kevin Weaver
Vice President – Produce Merchandising

G. Dewayne Wulff
Vice President – Meat Merchandising

LoBill Foods Division

David A. Marsh
President & Chief Operating Officer

Charles W. Buck
Vice President – Merchandising

O'Malia Food Markets Division

Daniel J. O'Malia
President & Chief Operating Officer

David T. O'Malia
Executive Vice President

Village Pantry Division

Arthur A. Marsh
Chief Executive Officer

Charles A. Barnard, Jr.
President & Chief Operating Officer

Kent J. Raphael
Vice President – Merchandising

Food Service Division

Jack J. Bayt
President & Chief Operating Officer

Demetrio P. Bayt
President & Chief Operating Officer,
Crystal Catering Division

David J. Page
President, Primo Catering Division

Douglas P. Bachman
Vice President – Office Coffee

Thomas J. Caccavo
Vice President – Dining
Management Services

Matthew A. Iaria
Vice President – Primo
Catering Division

Kurt E. Layer
Vice President – Special Events
and Catering

Ronald J. Miller, Jr.
Vice President – Vending

Kyle L. Wenger
Vice President – Controller

McNamara Division

Toomie V. Farris
President & Chief Operating Officer

Floral Fashions Division

Don E. Marsh, Jr.
Chief Executive Officer

**Holds similar office in one or more operating divisions.*

BOARD OF DIRECTORS

Don E. Marsh
Chairman of the Board and
Chief Executive Officer
of the Corporation

William L. Marsh
Senior Vice President – Property Management
of the Corporation

J. Michael Blakley
President & Chief Executive Officer,
The Blakley Corporation
Indianapolis, Indiana

P. Lawrence Butt
Senior Vice President, Counsel & Secretary
of the Corporation

Charles R. Clark
Partner,
Beasley Gilkison Retherford Buckles and Clark
Muncie, Indiana

John J. Heidt
President & Chief Executive Officer,
Royal Food Products, Inc.
Indianapolis, Indiana

Stephen M. Huse
President & Chief Executive Officer,
Huse, Incorporated
Bloomington, Indiana

Catherine A. Langham
President,
Future Enterprises, Inc.
Indianapolis, Indiana

James K. Risk, III
President & Chief Executive Officer,
Kirby Risk Corporation
Lafayette, Indiana

K. Clay Smith
President & Chief Executive Officer,
Underwood Machinery Transportation Company, Inc.
Indianapolis, Indiana

Jack E. Buckles
Retired (Honorary)

William P. Givens
Retired (Honorary)

SHAREHOLDER INFORMATION

Stock Listings

At March 27, 2004, there were 2,513 record holders of Class A Common Stock and 2,766 record holders of Class B Common Stock (a composite total of 3,103 holders of Marsh common stock).

Both classes of common stock trade on the NASDAQ National Market System under the symbols MARSA (Class A Common Stock) and MARSB (Class B Common Stock). As of March 27, 2004, the following firms acted as market makers:
Goldman, Sachs & Co.
Knight Equity Markets, L.P.
McDonald Investments Inc.
Schwab Capital Markets

Shareholder Investment Plan

The plan provides shareholders a means by which to acquire shares of common stock through regular dividend reinvestment and voluntary cash payments.

For details, contact the Plan Administrator:
National City Bank, Reinvestment Services – Loc 5352,
Post Office Box 94946, Cleveland, OH 44101-4509;
Telephone (800) 622-6757 Fax (216) 257-8367.

Shareholder Inquiries

Shareholders may direct inquiries to the stock transfer agent:
National City Bank
Shareholder Services
P.O. Box 92301 – Loc 5352
Cleveland, Ohio 44101-4301
Telephone (800) 622-6757
Fax (216) 257-8508
e-mail: shareholder.inquiries@nationalcity.com

Form 10-K and Financial Information

Shareholders, members of the financial community, and news media desiring further information or copies of the annual report or Form 10-K to the Securities and Exchange Commission should contact:

Douglas Dougherty, Chief Financial Officer
Marsh Supermarkets, Inc., 9800 Crosspoint Boulevard,
Indianapolis, IN 46256-3350; Telephone (317) 594-2628.

Financial releases may be accessed the following way,
24 hours a day, 7 days a week:
Via the Internet at www.marsh.net

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held at 10:00 a.m., Tuesday, August 3, 2004, at the Company's principal executive offices at 9800 Crosspoint Boulevard, Indianapolis, Indiana.

MARSH

Marsh Supermarkets, Inc.
9800 Crosspoint Blvd.
Indianapolis, IN 46256-3350
(317) 594-2100
www.marsh.net